List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (01 September 2010)	Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (23 September 2010)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans. (03 September 2010)	Company announces lodging of subsidiary Annual Financial Report with the UK Listing Authority. (24 September 2010)

Announcement	Announcement
Company makes director declarations. (06 September 2010)	Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (24 September 2010)

Announcement Mr Rose and those persons discharging managerial responsibility (“PDMRs”) inform the Company of their beneficial interests. (06 September 2010)	Announcement Mr Walsh informs the company of his beneficial interests. (27 September 2010)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and PDMRs inform the Company of their interests therein.
Dr Humer, Mr Stitzer and Ms Mahlan inform the Company of their beneficial interests.
(10 September 2010)
Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (27 September 2010)

Announcement Company announces filing of 20F. (14 September 2010)	Announcement Company announces that on 24 September 2010 it released shares from treasury to satisfy grants made under employee share plans. (28 September 2010)

Announcement Company announces lodging of Annual Report and associated documents with the United Kingdom Listing Authority. (14 September 2010)	Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (28 September 2010)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 September 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 September 2010)

Announcement
Company notified of transactions in respect of the Diageo Senior Executive Share Option Plan, Performance Share Plan, Discretionary Incentive Plan (DIP), and Share Incentive Plan and Messrs Walsh, Rose and PDMRs inform the Company of their beneficial interests therein.
Company releases shares from treasury to satisfy grants made under the DIP
Mr Fennell informs the company of his beneficial interest.
(21 September 2010)
Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (29 September 2010)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 September 2010)	Announcement Company announces total voting rights. (30 September 2010)

Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (22 September 2010)	Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (30 September 2010)

Announcement Company announces notification of transactions in respect of the Discretionary Incentive Plan and PDMRs inform the Company of their interests therein. (23 September 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date:	15 November 2010	By: /s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:12 01-Sep-2010
Number	01411-63AD

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,589 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,402,148 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,552,777.

J Nicholls

Deputy Company Secretary

1 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:46 03-Sep-2010
Number	01445-81E6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 12,945 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,389,203 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,565,722.

J Nicholls

Deputy Company Secretary

3 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Declaration
Released	10:38 06-Sep-2010
Number	01037-D5B0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Lord Davies of Abersoch, who was appointed a director of the Company with effect from 1 September 2010 and Deirdre Mahlan who has been appointed a director of the Company with effect from 1 October 2010 (in both cases, as previously announced).

Lord Davies

a: in respect of Listing Rules paragraph 9.6.13 (1), Lord Davies was formerly a director of Standard Chartered PLC, Tesco PLC and Tottenham Hotspur PLC.

b: in respect of Listing Rules paragraphs 9.6.13 (2) to (6), there are no such details to disclose.

Ms Mahlan

In respect of Listing Rules paragraphs 9.6.13 (1) to (6), there are no such details to disclose.

J Nicholls

Deputy Company Secretary

6 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:48 06-Sep-2010
Number	01448-B833

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following Director and Persons Discharging Managerial Responsibilities ("PDMRs") had on 6 September 2010 transferred the below listed ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in their own names to their respective spouses:

Name of Director	Name of Spouse	Number of Ordinary Shares transferred to spouse

Nick Rose	Mrs Kay Rose	250,000

Name of PDMR		Number of Ordinary Shares transferred to spouse

Nick Blazquez	Mrs Alison	Blazquez 35,000

David Gosnell	Mrs Susan Gosnell	169

Gareth Williams	Mrs Isobel Williams	140,000

The interests of the director and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are unchanged as a result of the above transactions.

John Nicholls

Deputy Secretary

6 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:57 10-Sep-2010
Number	01355-C04C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 September 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 September 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

NC Rose	18

PS Walsh	18

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 September 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	16

S Fletcher	18

D Gosnell	18

J Grover	18

A Morgan	18

G Williams	18

I Wright	18

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 September 2010 from Dr FB Humer, a director of the Company, that he had purchased 723 Ordinary Shares on 10 September 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.

3. It received notification on 10 September 2010 from Mr HT Stitzer, a director of the Company, that he had purchased 91 Ordinary Shares on 10 September 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £11.

4. The holding of American Depositary Shares* ("ADS") in the 401K Plan of Ms DA Mahlan, a PDMR, as at 30 June 2010 was 1,366, an increase of 57 ADS over the previously reported figure.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	25,524

NC Rose	478,929

HT Stitzer	8,144

PS Walsh	728,464

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,912

S Fletcher	94,636

D Gosnell	65,196

J Grover	154,116

A Morgan	150,004

G Williams	185,527 (of which 6,144 are held as ADS*)

I Wright	24,802

Name of PDMR	Number of ADS*

D Mahlan	4,003

J Nicholls

Deputy Company Secretary

10 September 2010

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report - Form 20F
Released	13:44 14-Sep-2010
Number	01341-95EB

TO:	Regulatory Information Service

PR Newswire

RE:	FILING OF FORM 20F WITH THE SEC

Diageo plc (the Company) has today filed its Annual Report for the year ended 30 June 2010 on Form 20-F with the US Securities and Exchange Commission. An electronic version of this filing is available on the Company's website at www.diageo.com, and shareholders may request a hard copy of Diageo's 2010

Annual Report, free of charge, by contacting the Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EH12 9DT.

John Nicholls

Deputy Company Secretary

14 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Financial Report
Released	15:31 14-Sep-2010
Number	01530-9D39

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.1 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.1 of the Listing Rules, two original copies of the Annual Report for the year ended 30 June 2010 have been lodged today with the UK Listing Authority for publication through the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do, together with the following documents:

* Notice of 2010 Annual General Meeting; and

* Form of Proxy/Letter of Direction.

Shareholder documents can be accessed on the Company's website, at www.diageo.com

John Nicholls

Deputy Company Secretary

14 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:23 15-Sep-2010
Number	01416-BDC1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 11,237 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,377,966 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,576,959.

J Nicholls

Deputy Company Secretary

15 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding and Transaction in Own Shares
Released	13:55 21-Sep-2010
Number	01336-0170

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules and Paragraph 12.6.4 of the Listing Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules and Paragraph 12.6.4 of the Listing Rules.

Diageo plc (the "Company") announces that on 20 September 2010:

1.
the director shown below was granted the following options over the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") under the Company's Senior Executive Share Option Plan (the "SESOP"), approved by shareholders on 15 October 2008:

Name of Director	No. of Ordinary Shares

P S Walsh	409,062

2.	the Persons Discharging Managerial Responsibilities ("PDMR") shown below were granted the following options over Ordinary Shares or American Depositary Shares ("ADS") under the SESOP:

Name of PDMR	No. of Ordinary Shares

R Anderson	77,916

N Blazquez	78,935

A Fennell	82,754

S Fletcher	106,099

G Ghostine	93,171

D Gosnell	80,972

J Grover	84,055

D Mahlan	199,652

A Morgan	115,222

G Williams	94,444

I Wright	50,055

No. of ADS*

I Menezes	55,512

R Millian	20,695

T Proctor	40,539

L Schwartz	21,613

Each option was granted at a price of £10.80 per Ordinary Share (or $67.84 per ADS) and is exercisable between 20 September 2013 and 19 September 2020, subject to the satisfaction of performance criteria.

3.	the director shown below acquired an interest in Ordinary Shares in the form of awards under the Company's Performance Share Plan (the "PSP"), approved by shareholders on 15 October 2008, as follows:

Name of Director	No. of Ordinary Shares

P S Walsh	430,172

4.	the PDMRs shown below acquired an interest in Ordinary Shares or ADSs in the form of awards under the PSP, as follows:

Name of PDMR	No. of Ordinary Shares

R Anderson	73,743

N Blazquez	74,707

A Fennell	78,322

S Fletcher	100,417

G Ghostine	88,181

D Gosnell	76,635

J Grover	79,554

D Mahlan	167,964

A Morgan	109,051

G Williams	89,386

I Wright	39,479

No. of ADS*

I Menezes	46,350

R Millian	19,440

T Proctor	33,848

L Schwartz	20,301

The performance period commenced on 1 July 2010 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in September 2013.

5.
the PDMRs shown below, acquired an interest in Ordinary Shares in the form of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), adopted on 9 November 1999.There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions, in two equal instalments in September 2013 and September 2014:

Name of PDMR	Number of Ordinary Shares

R Anderson	31,166

S Fletcher	42,439

A Morgan	46,088

Number of ADSs

R Millian	8,278

6.
it released from treasury 92,170 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under the DIP. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,285,796 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,669,129.

The Company released Ordinary Shares to the following persons discharging managerial responsibilities ("PDMRs") in respect of awards made under the DIP on 18 September 2007:

		Number of	Balance of Ordinary
	Number of Ordinary	Ordinary Shares	Shares retained and
Name of PDMR	Shares released	sold#	beneficially owned

N Blazquez	11,365	5,811	5,554

G Ghostine	10,883	0	10,883

D Gosnell	14,241	7,282	6,959

7.
the directors and PDMRs shown below, together with other eligible employees, were awarded Ordinary Shares under the Diageo Share Incentive Plan (the "SIP"), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares

N C Rose	277

P S Walsh	277

Name of PDMR	No. of Ordinary Shares

R Anderson	277

N Blazquez	277

A Fennell	277

S Fletcher	277

D Gosnell	277

J Grover	277

A Morgan	277

G Williams	277

I Wright	277

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2010 and the Company's profits for the financial year ended 30 June 2010, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

8.	Mr Fennell, a PDMR, exercised options under the Company's Executive Share Option Plan over the following Ordinary Shares:

Date of grant	Price per Ordinary	Number of Ordinary
	Share in pence	Shares

11 October 2004	707	23,737

20 September 2005	815	19,067

Mr Fennell subsequently sold 42,375 Ordinary Shares on 20 September 2010, at a price per Ordinary Share of £10.77. Mr Fennell retains the balance of 429 Ordinary Shares.

Mr Fennell sold an additional 20,000 Ordinary Shares on 20 September 2010 at a price per Ordinary Share of £10.78.

As a result of the above transactions the interests of directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

N C Rose	479,206

P S Walsh	728,741

Name of PDMR	No. of Ordinary Shares

R Anderson	82,019 (of which 9,584 are held as ADS*)

N Blazquez	50,743

A Fennell	5,061

S Fletcher	94,913

G Ghostine	51,503 (of which 32,836 are held as ADS*)

D Gosnell	72,432

J Grover	154,393

A Morgan	150,281

G Williams	185,804 (of which 6,144 are held as ADS*)

I Wright	25,079

# Ordinary Shares sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls
Deputy Company Secretary
21 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:04 22-Sep-2010
Number	01603-9F7A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 178,918 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,106,878 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,848,047.

J Nicholls

Deputy Company Secretary

22 September 2010

END

Regulatory Story
Go to market news section

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 22-Sep-2010
Number	1475T16

RNS Number : 1475T
Diageo PLC
22 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,093.00 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 248,706,878 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,505,248,047.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:08 23-Sep-2010
Number	01607-F87E

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces it received notification on 22 September 2010 that on 20 September 2010 it released American Depositary Shares to the following persons discharging managerial responsibilities ("PDMRs") in respect of awards made under the DIP:

				Balance of ADS
				retained and
	Number of ADS	Number of	Date of DIP	beneficially
Name of PDMR	released	ADS sold#	award	owned

D Mahlan	2,609	1,224	18 September 2007	1,385

I Menezes	18,649	10,926	19 September 2006	7,723

L Schwartz	2,460	894	18 September 2007	1,566

As a result of the above transactions the interests of PDMRs in the Company's ordinary shares of 28 101/108 pence per share ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	No. of Ordinary Shares

I Menezes	356,360 (of which 236,362 are held in the form of ADS).

Name of PDMR	No. of ADS

D Mahlan	5,598

L Schwartz	6,297

# ADS sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the DIP.

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

23 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 23-Sep-2010
Number	2315T17

RNS Number : 2315T
Diageo PLC
23 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,092.30 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 249,306,878 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,504,648,047.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Financial Report
Released	15:35 24-Sep-2010
Number	01533-F39D

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc (the "Company") announces that in accordance with paragraph 9.6.3 of the Listing Rules, a copy of the audited financial statements for Diageo Capital B.V for the year ended 30 June 2009 have been lodged today with the UK Listing Authority for publication through the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

John Nicholls

Deputy Company Secretary

24 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 24-Sep-2010
Number	3077T16

RNS Number : 3077T
Diageo PLC
24 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,095.18 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 249,906,878 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,504,048,047.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:31 27-Sep-2010
Number	01530-A4CE

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, sold 75,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") today at a price per share of £11.02.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) is 653,741.

John Nicholls

Deputy Secretary

27 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 27-Sep-2010
Number	3903T17

RNS Number : 3903T
Diageo PLC
27 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,100.53 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 250,503,177 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,503,451,748.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 28-Sep-2010
Number	01636-9902

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that on Friday 24 September 2010, it released from treasury 3,701 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 984.31 pence per share.

Following this release, the Company holds 249,303,177 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,651,748.

J Nicholls

Deputy Company Secretary

28 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 28-Sep-2010
Number	4651T17

RNS Number : 4651T
Diageo PLC
28 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 814,417 ordinary shares at a price of 1,091.59 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 251,317,594 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,637,331.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:08 29-Sep-2010
Number	01507-841F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,828 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.14 pence per share.

Following this release, the Company holds 251,310,766 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,644,159.

J Nicholls

Deputy Company Secretary

29 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 29-Sep-2010
Number	5472T17

RNS Number : 5472T
Diageo PLC
29 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1,096.02 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 251,910,766 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,502,044,159.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	16:38 30-Sep-2010
Number	01634-768F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,954,925 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,910,766 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,044,159 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's

Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 September 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 30-Sep-2010
Number	6548T17

RNS Number : 6548T
Diageo PLC
30 September 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 435,583 ordinary shares at a price of 1,098.05 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 252,346,349 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,501,608,576.

This information is provided by RNS
The company news service from the London Stock Exchange

END